SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

Commission File Number

0-6394

PACCAR INC SAVINGS INVESTMENT PLAN 777 106TH Avenue, N.E. Bellevue, Washington 98004
(full title and address of plan)

PACCAR INC
777 106TH Avenue, N.E. Bellevue, Washington 98004
(Name of issuer and address of principal executive offices of issuer)

ITEM

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

PACCAR Inc Savings Investment Plan
As of December 31, 2003 and 2002 and for the Year Ended December 31, 2003 with Report of Independent Registered Public Accounting Firm

PACCAR Inc
Savings Investment Plan

Financial Statements
and Supplemental Schedules

As of December 31, 2003 and 2002 and for
the Year Ended December 31, 2003

Report of Independent Registered Public Accounting Firm

The Administrator of the
PACCAR Inc Savings Investment Plan

We have audited the accompanying statements of net assets available for benefits of the PACCAR Inc Savings Investment Plan as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2003, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Seattle, Washington
April 16, 2004

PACCAR Inc

Savings Investment Plan

Statements of Net Assets Available for Benefits

	December 31
	2003	2002
Assets
Investments, at fair value:
Money market funds	$173,753	$178,213
Commingled trust funds	206,567,123	171,028,489
Mutual funds	258,024,232	188,027,238
Common stock	557,271,695	319,400,594
Participant loans	28,892,907	27,501,934
Total investments	1,050,929,710	706,136,468

Dividends receivable	7,838,201	4,842,795
Due from broker for securities sold	476,045	55,360
Total assets	1,059,243,956	711,034,623

Liabilities
Accrued expenses	42,109	46,075
Net assets available for benefits	$1,059,201,847	$710,988,548

See accompanying notes.

PACCAR Inc

Savings Investment Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2003

Additions
Investment income:
Net appreciation in fair value of investments	$327,269,917
Interest and dividends	23,679,497
350,949,414

Contributions:
Company	13,762,414
Participants	27,859,935
41,622,349
Total additions	392,571,763

Deductions
Benefits paid to participants	44,153,076
Administrative expenses	205,388
Total deductions	44,358,464
Net increase	348,213,299

Net assets available for benefits at beginning of year	710,988,548
Net assets available for benefits at end of year	$1,059,201,847

See accompanying notes.

PACCAR Inc

Savings Investment Plan

Notes to Financial Statements

December 31, 2003

1. Description of the Plan

The PACCAR Inc Savings Investment Plan (the Plan) is a defined contribution plan covering substantially all nonunion U.S. employees of PACCAR Inc and its U.S. subsidiaries (the Company). Such employees are eligible to participate in the Plan after completion of 30 days of service. Participants are eligible to receive employer contributions after one year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and the Internal Revenue Code of 1986 (the Code). This description of the Plan provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions.

Contributions

Participants may elect to contribute not less than 1% and not more than 35% of their respective annual compensation (as defined in the Plan document) subject to the Internal Revenue Service-mandated annual maximum of $12,000 and $11,000 for 2003 and 2002, respectively. Participant contributions to the Plan are excluded from the participants’ current taxable earnings in accordance with Code Section 401(k). Beginning in 2002, catch-up contributions were made available under the Plan for those participants age 50 and older. The maximum annual catch-up contribution for 2003 and 2002 was $2,000 and $1,000, respectively.

The Company annually matches participant contributions up to the lesser of 5% of the participants’ respective compensation or the annual deferrals of eligible participants that are actively employed on December 31. In certain cases, as described in the Plan document, employees who terminated during the year will be eligible to receive matching contributions. Company matching contributions are allocated in the form of PACCAR Inc common stock and are valued for allocation purposes on the basis of the average price per sale of all shares paid to the Plan as part of the Company matching contribution. The Company may suspend or reduce its contributions when its “Consolidated Net Earnings” are less than 8% of the Company’s “Capital Base,” as defined by the Plan.

Upon reaching age 50, participants who have completed 5 or more years of service have a one-time opportunity to transfer to any one or more of the other investment options available under the Plan, any whole percentage of the value of his or her Company matching contribution of PACCAR Inc common stock. Any future matching contributions allocated to such participants will continue to be made in the form of PACCAR Inc common stock.

Participant Accounts

Individual accounts are maintained for all Plan participants that reflect their contributions and related Company contributions to the Plan and any earnings or losses on the Plan’s investments. The benefit to which the participant is entitled is the benefit that can be provided from the participant’s account.

Vesting

Plan participants are immediately 100% vested in both participant and Company matching contributions when made, plus any investment earnings thereon.

Investment Options

Upon enrollment in the Plan, a participant may direct their employee contributions in whole percentage increments to any of the Plan’s fund options. Participants may subsequently change their investment options daily for either existing or future participant contributions, in whole percentage increments, to any of the Plan’s fund options.

Participant Loans

Actively employed participants may borrow from their individual accounts a minimum of $1,000, up to the lesser of $50,000 less the highest outstanding loan balance during the previous 12 months, 50% of the participants’ total account balance, or the participants’ total account balance, excluding Company matching contributions in the PACCAR Inc common stock fund and related earnings. Loan terms range from 1 to 5 years, or up to 15 years for the purchase of a primary residence, and early payoffs can be made without penalty. The loans are secured by the balance in the participant’s account and bear interest equal to the prime rate plus 1%, as determined monthly by the Plan administrator. Interest rates ranged from 5.0% to 10.5% on loans outstanding as of December 31, 2003. Principal and interest are repaid either through after-tax payroll deductions or personal check directly to The Fidelity Management Trust Company (the Trustee) at least on a quarterly basis. Loans outstanding will not affect the amount of annual matching contributions the Company pays to participants’ accounts. Beginning April 1, 2002, the number of loans that a participant can take was limited to two new loans per calendar year. Prior to April 1, 2002, the number of participant loans was not limited.

Benefit Payments

Participants who leave the Company may choose a single cash payment or whole shares of PACCAR Inc common stock included in the participant’s account, plus a cash payment for the remaining balance. Effective May 1, 2003, the Plan discontinued the cash installment method of benefit payments. This method of payment was previously offered to participants who left the Company on or after reaching age 55. Participants that leave the Company whose account balance is less than $5,000 will automatically receive a single cash payment. Also, active employees who reach age 70½ have the additional options of electing to have their account balance distributed to them or to receive minimum required distributions.

Plan Termination

It is the intention of the Company that the Plan will continue indefinitely. However, should the Company elect to terminate the Plan subject to the provisions of ERISA, the termination date shall be treated as the valuation date, and the balances in the participants’ accounts will be distributed to them.

Expenses

Third-party management fees are charged to the Plan, and the Company pays all other expenses relating to the Plan’s administration.

2. Summary of Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. The fair value of the participation units owned by the Plan in mutual funds is based on the mutual funds’ quoted market prices, which represent the net asset value of the underlying investments as reported by the funds on the last business day of the Plan year. The fair value of participation units in commingled trust funds are based on the quoted market price of the underlying securities and the number of units owned by the Plan at year-end. Investments in securities traded on a national securities exchange are valued at their market prices on the last business day of the Plan year. The money market fund is valued at cost, which approximates fair value. Participant loans are recorded at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options. Investment securities, in general, are exposed to various risks, such as interest rate, market volatility, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the value of participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

3. Investments

Assets held in the Plan are managed and investment transactions are executed by Fidelity Management Trust Company or other outside mutual fund companies.

During 2003, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

Year Ended December 31, 2003	Net Realized and Unrealized Appreciation (Depreciation) in Fair Value of Investments

Participation in Fidelity commingled trust funds:
U.S. Equity Index Commingled Pool	$17,925,176

Participation in Fidelity mutual funds:
Contrafund	26,752,883
Asset Manager	4,228,498
Asset Manager: Growth	7,050,063
Asset Manager: Income	2,098,214
Freedom Income	7,686
Freedom 2000	38,936
Freedom 2010	391,472
Freedom 2020	329,119
Freedom 2030	144,684
Freedom 2040	42,413

Participation in other mutual funds:
PIMCO Total Return Fund: Administrative Class	(103,356)
Morgan Stanley Institutional Fund, Inc: International Equity Portfolio Class B	285,382
JP Morgan Mid Cap Value Fund: Institutional Class	1,531,423

Other investments:
PACCAR Inc common stock	266,547,324
$327,269,917

Investments that represent 5% or more of the fair value of the Plan’s net assets are as follows:

	December 31
	2003	2002

PACCAR Inc common stock*	$557,271,695	$319,400,594
Contrafund	124,823,292	98,021,849
U.S. Equity Index Commingled Pool	81,992,726	61,942,166
Managed Income Portfolio II Class 2	124,574,397	109,086,323
Asset Manager: Growth	45,872,529	37,427,233

* Includes Company matching contributions, which are non-participant directed.

4. Non-participant Directed Investments

The only non-participant-directed investments in the Plan are held in PACCAR Inc common stock, in which participant-directed investments also are made. The investment activity cannot be split between participant-directed and non-participant-directed transactions. The information below regarding net assets and the significant changes in net assets relates to both the non-participant-directed and participant-directed transactions in PACCAR Inc common stock.

	December 31
	2003	2002
Investments in PACCAR Inc common stock at fair value	$557,271,695	$319,400,594
Dividends receivable	7,838,201	4,842,795
Less: Accrued expenses	(595)	(899)
	$565,109,301	$324,242,490

Year Ended December 31, 2003
Changes in net assets:
Contributions	$15,530,874
Dividends	13,651,730
Net realized and unrealized appreciation in fair value	266,547,324
Net transfers to participant-directed investments	(34,134,817)
Benefits paid to participants	(20,839,209)
Other	110,909
$240,866,811

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated October 2, 2002 stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. On December 16, 2002, the Plan was amended and restated effective January 1, 2002 to comply with the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA). Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax exempt.

6. Transactions with Parties-in-Interest

The Plan invests in the common stock of the Plan’s sponsor, PACCAR Inc, which is purchased by the Trustee on the open market at fair value. The Plan made purchases totaling $39,163,237 and sales totaling $89,721,854 of PACCAR Inc common stock during 2003. The Plan received dividends on this stock totaling $10,656,324 in 2003. Dividends receivable as of December 31, 2003 and 2002 are $7,838,201 and $4,842,795, respectively.

Supplemental Schedules

PACCAR Inc

Savings Investment Plan

EIN:  91-0351110, Plan: 002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2003

(a)	(b) Identity of Issue, Fund, or Borrower	(c) Description of Investment	(d) Cost	(e) Current Value

	Money market funds:
*	Fidelity Management Trust Company:
	Retirement Money Market	173,753 units	(1)	$173,753

	Participation units in commingled trust funds:
*	Fidelity Management Trust Company:
	Managed Income Portfolio II Class 2	124,574,397 units	(1)	124,574,397
	U.S. Equity Index Commingled Pool	2,427,975 units	(1)	81,992,726

	Participation units in mutual funds:
*	Fidelity Management Trust Company:
	Contrafund	2,529,347 units	(1)	124,823,292
	Asset Manager	2,123,064 units	(1)	33,459,495
	Asset Manager: Growth	3,212,362 units	(1)	45,872,529
	Asset Manager: Income	1,596,341 units	(1)	19,395,539
	Freedom Income	27,332 units	(1)	303,110
	Freedom 2000	69,544 units	(1)	819,225
	Freedom 2010	385,619 units	(1)	5,020,763
	Freedom 2020	225,341 units	(1)	2,933,938
	Freedom 2030	58,355 units	(1)	755,697
	Freedom 2040	44,569 units	(1)	336,939
	PIMCO Total Return Fund:
	Administrative Class	965,714 units	(1)	10,342,800
	Morgan Stanley Institutional Fund, Inc:
	International Equity Portfolio-Class B	96,550 units	(1)	1,829,630
	JP Morgan Mid Cap Value Fund:
	Institutional Class	646,312 units	(1)	12,131,275

	Other investments:
*	PACCAR Inc common stock	6,546,895 shares	$175,753,697	557,271,695

*	Participant loans	Maturing through December 4, 2017, interest rates 5.0% – 10.5%	—	28,892,907
				$1,050,929,710

* Indicates party-in-interest to the Plan.

(1) Cost information is omitted, as investments are participant-directed.

PACCAR Inc

Savings Investment Plan

EIN:  91-0351110, Plan: 002

Schedule H, Line 4j – Schedule of Reportable Transactions

Year Ended December 31, 2003

(a) Identity of Party Involved	(b) Description of Asset	(c) Purchase Price	(d) Selling Price	(g) Cost of Asset	(h) Current Value of Asset on Transaction Date	(i) Net Gain
Category (iii) – Series of securities transactions aggregating in excess of 5% of Plan assets.

PACCAR Inc	Common stock	$39,163,237	$—	$39,163,237	$39,163,237	$—
	Common stock	—	89,721,854	67,839,459	89,721,854	21,882,395

There were no Category (i), (ii), or (iv) reportable transactions during the year.

Columns (e) and (f) are not applicable.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized, on this 24th day of June, 2004.

PACCAR INC SAVINGS INVESTMENT PLAN

By:	/s/ M. L. Wyatt
M. L. Wyatt
Director Compensation and Benefits PACCAR Inc

INDEX TO EXHIBITS

Exhibit No.	Exhibit	Sequentially Numbered Page
23	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm